January 19, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington DC 20549
Attention: Kathryn Jacobson, Senior Staff Accountant and Robert Littlepage, Accountant Branch Chief

Re: Liberty Global plc (“the Company”)
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 16, 2021
Form 10-Q for the Quarter Ended June 30, 2021
Filed July 29, 2021
Form 8-K Filed July 29, 2021
File No: 001-35961
Dear Ms. Jacobson:
We submit this letter as a supplement to our initial response to the comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, received by a letter dated September 28, relating to the Company’s Form 10-K filed for the year ended December 31, 2020, the Company’s Form 10-Q for the quarter ended June 30, 2021 and the Company’s Form 8-K filed July 29, 2021. To facilitate your review of our supplementary response, we have repeated the comment followed immediately by our supplemental response to that particular comment.

RESPONSES TO STAFF COMMENTS
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Free Cash Flow, page 80
2.We note your adjustment for Adjusted FCF captioned “Expenses financed by an intermediary” and the related explanation in footnote (a) regarding hypothetical amounts. It is unclear to us why you reclassify amounts in the consolidated statements of cash flows based on hypothetical operating and financing transactions. Tell us the nature of expenses financed by an intermediary and your basis in the accounting literature for related reclassifications.
Considering that the operating cash outflow for “Expenses financed by an intermediary” is hypothesized, it is unclear how such amount could be presented as a non-GAAP adjustment to net cash provided by operating activities. Such adjustment appears to have used an individually tailored recognition and measurement method. Please advise or revise. Refer to Q&A 100.04 of the CD&I on Non-GAAP Financial Measures.
RESPONSE:
With respect to the Staff’s comment regarding the adjustment for “Expenses financed by an intermediary” in our presentation of Adjusted FCF, we advise the Staff that we will further enhance our disclosure and clarify the adjustments made to arrive at our Adjusted FCF as follows:
–We will clarify the captions and nature of the adjustments within our reconciliation of cash flows from operating activities to Adjusted FCF as presented in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations and include each of the corresponding captions where these amounts are included within our statement of cash flows so investors can clearly see where each adjustment in our reconciliation of Adjusted FCF is included within the statement of cash flows;
–We will provide a rollforward of our vendor financing obligations as disclosed in our debt footnote to provide additional clarity on the activity impacting our vendor financing obligations in the period;

–We will further enhance the clarity of our Adjusted FCF definition included within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations as follows:
“We define Adjusted FCF as net cash provided by our operating activities, plus operating-related vendor financed expenses (which represents an increase in the period to our actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities), less (i) cash payments in the period for capital expenditures, (ii) principal payments on operating- and capital-related amounts financed by vendors and intermediaries (which represents a decrease in the period to our actual cash available as a result of paying amounts to vendors and intermediaries where we previously extended vendor payments beyond normal payment terms), and (iii) principal payments on finance leases (which represent decreases in the period to our actual cash available), each as reported in our consolidated statements of cash flows. We believe that our presentation of Adjusted FCF, which is a non-GAAP measure, provides useful information to our investors because this measure can be used to gauge our ability to (i) service debt and (ii) fund new investment opportunities after consideration of all actual cash payments related to our working capital activities and expenses that are capital in nature whether paid inside normal vendor payments terms or paid later outside normal vendor payment terms (in which we typically pay to vendors and intermediaries in less than 365 days). Adjusted FCF should not be understood to represent our ability to fund discretionary amounts, as we have various mandatory and contractual obligations, including debt repayments, which are not deducted to arrive at these amounts. Investors should view Adjusted FCF as a supplement to, and not a substitute for, U.S. GAAP measures of liquidity included in our consolidated statements of cash flows. Further, our Adjusted FCF may differ from how other companies define and apply their definition of FCF.”
Further, we advise the Staff that anytime we disclose a non-GAAP measure we will ensure we (i) include a presentation of the nearest GAAP measure with equal or greater prominence, (ii) provide the necessary reconciliation from the nearest GAAP measure to the non-GAAP measure, (iii) clearly label the measure as non-GAAP and (iv) include a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors.

If you should have any questions regarding our comments or require any further information regarding this matter, please contact the undersigned.
Sincerely,

/s/ Charles H.R. Bracken
Charles H.R. Bracken
Executive Vice President and Chief Financial Officer

cc:    Jason Waldron, Senior Vice President and Chief Accounting Officer
Bryan H. Hall, Executive Vice President, General Counsel and Secretary
Adorys Velazquez, Baker Botts LLP
Quentin Wiest, Baker Botts LLP
Pat Edgar, KPMG LLP

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